14/01 2003 08:32 FAX 0048 76 8478205 KGHM POLSKA MIEDZ S.A. → SEC-ADR 001

Exemption number: 82 4639

03003002

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

Firm:	Division of Corporation Finance United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	Wojciech Marciniak Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 14 January 2003

Number of pages (including this one): 1

Current report 05/2003

The Board of Management of KGHM Polska Miedź S.A. hereby wishes to announce that among the shareholders taking part in the Extraordinary General Meeting of KGHM Polska Miedź S.A which was held on 8 January 2003, the following shareholders held a number of shares granting at least 5% of the total number of votes at the General Meeting:

The State Treasury – number of votes: 88 567 589.
Deutsche Bank Trust Company Americas - number of votes: 16 922 200
PKO Bank Polski S.A. - number of votes: 10 500 000

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the above said issued shares amounts to 200 000 000.

Legal basis:
(article 148, point 3 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz. 754 with later changes)

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

DYREKTOR DEPARTAMENTU Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

03 JAN 14 AM 8:11

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)